ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Nathan D. Briggs
December 20, 2016	T +1 202 626 3909
F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Shiller Enhanced European CAPE® (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on December 15, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 52 to its registration statement. PEA No. 52 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on September 2, 2016 to register Class I and Class N shares of the Fund, a new series of the Trust. A summary of the Staff’s comments and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: The Staff requests additional information regarding how the Fund analyzes the liquidity of collateralized loan obligations (“CLOs”), collateralized mortgage obligations (“CMOs”), and other non-agency commercial and residential mortgage-backed securities (“non-agency MBS”).

Response: DoubleLine Capital LP (“DoubleLine”) evaluates the liquidity of each of the Fund’s holdings pursuant to the Fund’s Liquidity Policy and Procedure (the “Liquidity Procedure”). The Liquidity Procedure requires a portfolio manager, trader or analyst member of the portfolio management team that purchased an investment (the “Team Member”) to assess the investment’s liquidity. The Liquidity Procedure requires DoubleLine to presume that certain unregistered security types, such as CLOs, CMOs and non-agency MBS, are illiquid. If any presumed illiquid investment is nonetheless determined to be liquid by the Team Member, the Team Member must record the basis for that assessment on a liquidity assessment form.1

In connection with the above-referenced assessments, the Fund’s Liquidity Procedure calls for an evaluation of the following factors, where relevant:

●	the frequency of trading and trading volume for the investment;

●	the number of market makers or dealers willing to purchase and sell the security;

●	the market conditions for the investment, including trading volatility;

●	any restrictions on re-sale or transferability applicable to the investment;

●	the availability of and DoubleLine’s access to information on the underlying loans or other assets held by CLOs, collateralized debt obligations and borrowers;

●	the number of pricing sources available for the investment;

●	the bid/ask spread for the investment or similar investments;

●	any applicable demand or guarantee features;

●	the credit quality of the security, including whether one or more nationally recognized statistical rating organizations rate the security;

●	terms of the investment’s marketplace (time needed to transact, mechanics of transfer, methods of soliciting trades);

●	the period of time remaining until maturity (or until the principal may be recovered by demand);

●	third party research or analytics;

●	whether the investment is of a type presumed illiquid; and

●	any other factors or market data relevant to the ability to sell the investment at approximately the value at which the Fund has valued it.

With respect to CLOs, CMOs and non-agency MBS, DoubleLine generally considers a broad mix of relevant information, such as published quotes for securities with similar characteristics, information made available by the Financial Industry Regulatory Authority2 and industry groups such as SIFMA (e.g., average daily trading volume for CLOs, CMOs and non-agency MBS markets generally), market color from various investment banks and other market makers, and recent portfolio transactions by DoubleLine-advised accounts. Although on any given day it may well be the case that a particular issue of a CLO, CMO, or non-agency MBS will not have been traded, DoubleLine will consider the frequency of trading and the trading volume for comparable securities in the markets and the extensive experience of DoubleLine personnel in assessing the likelihood that an account will be able to sell a similar instrument within a timeframe and at a price consistent with a determination that it is liquid.

1 The Liquidity Procedures require a Team Member to re-assess the liquidity of each investment at least quarterly, while also monitoring for developments, such as changes in market conditions or issuer-specific factors that may be reasonably likely to cause an investment to become illiquid.

2 FINRA publishes information on over-the-counter secondary transactions in certain eligible fixed income securities through the Trade Reporting and Compliance Engine (often referred to as TRACE).

DoubleLine typically invests in the more liquid tranches of CLOs, CMOs and non- agency MBS structures. Historically, CLOs, CMOs and non-agency MBS purchased by DoubleLine have tended to be among those traded by the larger and more stable broker dealers in the market, those for which independent third party pricing vendors provide evaluations daily (pricing evaluations are available for nearly 100% of the CLO, CMO and non-agency MBS positions held by an account managed by DoubleLine in a substantially similar manner to how the Fund will be managed), and of the type that DoubleLine personnel have been able to liquidate, even in distressed markets, in their experience. DoubleLine currently does not anticipate that the Fund will invest in the equity tranche or in any non-credit enhanced, deeply subordinated tranches of CLOs, CMOs or non-agency MBS.

The Liquidity Procedure also requires a number of other measures that inform and assist DoubleLine’s evaluation of the validity of DoubleLine’s liquidity assessments. For example, DoubleLine’s Risk Analytics team will conduct quarterly stress testing of the Fund’s portfolio under both normal and stressed market conditions. In addition, the Risk Analytics team also will conduct liquidity scoring and assess changes in the Fund’s liquidity month over month, utilizing a model that seeks to incorporate quantitative data, where available and relevant, such as bid/ask spreads, S&P recovery ratings, Simplified Supervisory Formula Approach (SSFA) scores, credit rating, credit enhancement, collateral performance, tranche type, along with an internal scoring mechanism using qualitative factors such as security type, sector/subsector, and availability on dealer inventory.

In addition, DoubleLine compares the trade price of all securities traded by DoubleLine for a client account with the price most recently used to value that security for a fund. This testing has historically indicated that DoubleLine has been able to sell investments in CLOs, CMOs and non-agency MBS at approximately the values at which those investments were valued on behalf of accounts managed in a manner similar to how the Fund will be managed.

2.	Comment: Please also provide additional information regarding the Fund’s expected allocations to CLOs, CMOs and non-agency MBS, including specifically commercial and residential mortgage-backed securities rated below investment grade. In your response, please also comment on the frequency with which the Fund’s overall allocation of these instruments is expected to change materially.

Response: The Fund does not have specific allocation targets with respect to CLOs, CMOs and non-agency MBS. However, DoubleLine does, as a matter of portfolio construction, consider allocations of the Fund’s investments among various asset classes and investment types. Under normal circumstances, DoubleLine does not expect to trade the Fund’s portfolio frequently, though the allocation of the Fund’s assets will change over time based on DoubleLine’s view of such factors as security selection within a given sector, relative performance of the various market sectors, the shape of the yield curve, and fluctuations in the overall level of interest rates.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.